EXHIBIT 99
             IMPORTANT FACTORS REGARDING FORWARD-LOOKING STATEMENTS

The following factors, among others, could cause the Company's actual results and performance to differ materially from those contained in forward-looking statements made in this report and presented elsewhere by or on behalf of the Company from time to time.

Ability to Achieve Future Growth
The Company's ability to increase the financial performance of its existing stores and the Company as a whole in order to provide a base for future expansion will be a significant factor in achieving future growth. Successful improvement in the Company's financial performance will depend on the Company's ability to maintain expenses at the limits that have been established, successful implementation and operational discipline regarding the Company's revised advertising and promotional approach, and the soundness and successful execution of the Company's merchandising strategy. When the Company endeavors to expand further, its ability to profitably open stores will depend, in part, on matters not completely within the Company's control including, among other things, locating and obtaining store sites that meet the Company's economic, demographic, competitive and financial criteria, and the availability of capital on acceptable terms.

Seasonality
Prior to the management and operational issues and related nonrecurring charges during fiscal 2000, the Company historically generated positive operating income in each of its four fiscal quarters. However, because the Company is an agricultural specialty retailer, its sales fluctuate with the seasonal needs of the agricultural community. The Company responds to this seasonality by attempting to manage inventory levels (and the associated working capital requirements) to meet expected demand, and by varying its use of part-time employees. Historically, the Company's sales and operating income have been highest in the second quarter (May through July) of each fiscal year due to the farming industry's planting season and the sale of seasonal products. Working capital needs are highest during the first quarter (February through April). The Company expects these trends to continue for the foreseeable future.

Weather, Business Conditions, and Government Policy
The Company's results are also impacted by weather patterns, and can be adversely affected by temperature and precipitation fluctuations outside the expected pattern for each season. Unseasonable weather and excessive rain, drought, or early or late frosts may affect the Company's sales and operating income.

In addition, the Company's sales volume and income from operations depend significantly upon expectations and economic conditions relevant to consumer spending and the farm economy.

Regional Economy
The majority of the Company's existing stores are located in the Northeastern United States, the Midwestern United States and the Southeastern United States. As a result, the Company's sales and profitability are largely dependent on the general strength of the economy in these regions.

Competition
The Company faces competition primarily from other chain and single-store agricultural specialty retailers, and from mass merchandisers. Some of these competitors have substantially greater financial and other resources than the Company.

Currently, most of the Company's stores do not compete directly in the markets of other agricultural specialty retail chains. (QSI faces competition from its largest competitor, Tractor Supply Company, near approximately 10% of its stores.) However, there can be no assurance that these chains, certain of which have announced expansion plans, will not expand into the Company's markets.

The Company faces Wal-Mart near 39% of its stores and national home center chains (Home Depot and Lowes) near 27% of its stores. The Company believes that its merchandise mix and level of customer service successfully differentiate it from these types of merchandisers. The Company has, to date, not been significantly impacted by competition from such chains. However, in the past certain retailers have experimented with their product mix in an effort apparently intended to permit them to compete more effectively in the Company's markets. These efforts may continue.